Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Triant Named a Finalist on 2004 Deloitte Technology Fast 50

VANCOUVER, CANADA — July 14, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) reports that the Company has been named a finalist on the 2004 Deloitte Canadian Technology Fast 50, a ranking of the 50 fastest growing technology companies in Canada. Deloitte has recently released the alphabetical list of the Technology Fast 50 winners and will announce numerical rankings in September 2004, based on the percentage of growth in fiscal revenues from 1999-2003 (five-year period).

Triant’s CEO Robert Heath credits the Company’s growth over the past five years to a strategic financing coupled with innovative technology, which enabled Triant to establish a market leadership position in Advanced Process Control (APC) for the semiconductor industry. Mr. Heath said, “APC solutions are a necessity in 300mm and latest-generation 200mm fabs and Triant is well-positioned to capitalize on the growing demand for APC solutions, which is driven by the ever-increasing complexity in semiconductor manufacturing.”

To qualify for the Technology Fast 50, companies must be a “technology company”, defined as: “develops proprietary technology that contributes to a significant portion of the company’s operating revenues” and “devotes a high percentage of effort to research and development of technology”; 1999 operating revenues must be at least $75,000 CDN and 2003 operating revenues of at least $5,000,000 CDN; be in business a minimum of five years”; and be controlled and headquartered in Canada.

This year for the first time, Deloitte will be introducing four sub-sector awards to recognize the leaders in the fields of telecommunications/wireless, hardware/semiconductor, software, and life sciences, as well as introducing sustained excellence awards to recognize multiple-year winners of the Technology Fast 50.

Winners of the 20 regional Technology Fast 50 programs in Canada and the United States are automatically entered in the Deloitte Technology Fast 500 program, which ranks North America’s 500 fastest growing technology companies. For more information on the Deloitte Technology Fast 50 or Fast 500 programs, visit www.fast50.ca or www.fast500.com.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

About Deloitte

Deloitte, Canada's leading professional services firm, provides audit, tax, financial advisory services and consulting through more than 6,100 people in more than 47 offices. Deloitte & Touche LLP operates in Québec as Samson Bélair/Deloitte & Touche s.e.n.c.r.l. The firm is dedicated to helping its clients and its people excel. Deloitte is the only professional services firm to be named to the Globe and Mail's Report on Business Magazine annual ranking of Canada's top employers for two consecutive years: 35 Best Companies to Work for in Canada in 2001 and 50 Best Companies to Work for in Canada in 2002. "Deloitte" refers to Deloitte & Touche LLP and affiliated entities. Deloitte is the Canadian member firm of Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu is a Swiss Verein (association), and, as such, neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the name "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu" or other related names. The services described herein are provided by the Canadian member firm and not by the Deloitte Touche Tohmatsu Verein.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.